Contact:    Steven Markel                                 Fred Spar/Josh Rosen
            Markel Corporation                               Kekst and Company
            (804) 965-1675                                      (212) 521-4800


                                                         FOR IMMEDIATE RELEASE

                   MARKEL CORPORATION ANNOUNCES HEARING DATE

RICHMOND, VA, NOVEMBER 12, 1998 -- Markel Corporation (NYSE: MKL) announced today that the Pennsylvania Department of Insurance has set a hearing date of December 15 to review the Company's Form A filing with respect to its $18.00 per share all-cash tender offer for all shares of Gryphon Holdings, Inc. (NASDAQ:
GRYP). The Pennsylvania Department of Insurance was required, under Pennsylvania law, to set a hearing date at Gryphon's request.

Markel Vice Chairman Steven Markel said: "While we are disappointed that Gryphon management sought to delay our offer by requesting a hearing, we are pleased that the Pennsylvania Department of Insurance responded promptly and set a hearing date which could enable a decision before year-end. The regulatory approval process in California and Connecticut is ongoing. Both states' insurance commissions are reviewing our Form A filings and we do not currently anticipate any delays in receiving required regulatory approvals."

"We continue to believe that our offer is in the best interests of the shareholders of Gryphon and that, with the cooperation of Gryphon's Board of Directors, we could close a transaction very quickly."

Markel also announced that it was granted early termination of the Hart-Scott-Rodino waiting period.

Markel Corporation markets and underwrites specialty insurance products and programs to a variety of niche markets. In each of these markets, the Company seeks to provide quality products and excellent customer service so that it can be a market leader. The financial goals of the Company are to earn consistent underwriting profits and superior investment returns to build shareholder value.

Markel's offer for common shares of Gryphon expires at 6:00 p.m., New York City time, on December 4, 1998, unless extended. Any extension of the offer will be followed as promptly as practicable by public announcement thereof, with such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
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